The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended June 30, 2000, amounts have been reclassified to reflect a decrease in paid-in capital of $1,779,426, an increase in overdistributed net investment income of $61,053, and a decrease in accumulated net rea ized loss on investments of $1,840,479. Net assets of the Fund were unaffected by the reclassifications.